Exhibit 99.1

Barclays PLC and Barclays Bank PLC

This document includes portions from the previously published Interim Management Statement (IMS) of Barclays PLC relating to the nine month period ended 30 September 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published IMS. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the 9 months to 30 September 2012 to the corresponding 9 months of 2011 and balance sheet comparatives relate to 30 June 2012. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Glossary.

The financial information on which this Interim Management Statement is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2011 Annual Report.

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 7 December 2012 to ADR holders on the record on 9 November 2012.

Certain non-IFRS measures

Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures. A reconciliation of IFRS and Adjusted profit/(loss) before tax is presented on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. A reconciliation is provided on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted profit after tax and non-controlling interests represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit after tax and non-controlling interests. A reconciliation is provided on page 2;

– Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs. A reconciliation is provided on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs, goodwill impairment and gain/(loss) on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for the sale of interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 2 for the Group and on pages 16 to 19 for each business;

–Adjusted other net income/(expense) represents other net income excluding gains and losses on acquisitions and disposals. A reconciliation is provided on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., a provision for PPI redress, provision for the sale of interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 2 for the Group and on pages 16 to 19 for each business;

– Adjusted basic earnings per share represents adjusted profit after tax and non-controlling interests (set out on page 2) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 2 for the Group) divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

– Adjusted return on average tangible shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 2) divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 2), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 23.

Barclays PLC

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Barclays PLC

Performance Highlights

Barclays Unaudited Results	Adjusted[1]			Statutory
for the nine months ended	30.09.12	30.09.11		30.09.12	30.09.11
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	22,347	22,300	-	18,555	25,213	(26)
Impairment charges and other provisions	(2,657)	(2,851)	(7)	(2,657)	(4,651)	(43)
Net operating income	19,690	19,449	1	15,898	20,562	(23)
Operating expenses	(13,832)	(14,441)	(4)	(15,282)	(15,488)	(1)
Other net income/(expense)[2]	96	54		96	(8)
Profit before tax	5,954	5,062	18	712	5,066	(86)
Profit after tax	4,167	3,868	8	374	3,349	(89)

Performance Measures
Return on average shareholders’ equity	8.8%	8.4%		(0.5%)	6.9%
Return on average tangible shareholders’ equity	10.3%	10.1%		(0.6%)	8.3%
Return on average risk weighted assets	1.4%	1.3%		0.1%	1.1%
Cost: income ratio	62%	65%		82%	61%
Loan loss rate	69bps	74bps		69bps	74bps

Basic earnings per share	29.3p	26.5p		(1.7p)	22.2p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Capital and Balance Sheet				30.09.12	30.06.12	% Change
Core Tier 1 ratio				11.2%	10.9%
Risk weighted assets				£379bn	£390bn	(3)
Adjusted gross leverage				20x	20x	-
Group liquidity pool				£160bn	£170bn	(6)
Net asset value per share				444p	443p	-
Net tangible asset value per share				379p	379p	-
Loan: deposit ratio				111%	111%

	Adjusted[3]			Statutory
Profit/(Loss) Before Tax by Business	30.09.12	30.09.11		30.09.12	30.09.11
	£m	£m	% Change	£m	£m	% Change
UK	1,146	1,198	(4)	296	798	(63)
Europe	(151)	(109)	39	(151)	(109)	39
Africa	330	561	(41)	330	563	(41)
Barclaycard	1,150	949	21	1,000	302	231
Retail and Business Banking	2,475	2,599	(5)	1,475	1,554	(5)
Investment Bank	3,205	2,698	19	3,205	2,698	19
Corporate Banking	444	167	166	(6)	103
Corporate and Investment Banking	3,649	2,865	27	3,199	2,801	14
Wealth and Investment Management	200	153	31	200	153	31
Head Office and Other Operations	(370)	(555)	(33)	(4,162)	558
Total profit before tax	5,954	5,062	18	712	5,066	(86)

1

Adjusted performance measures and profit before tax exclude the impact of an own credit charge of £4,019m (2011: gain of £2,971m), gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m), impairment of investment in BlackRock Inc. of £nil (2011: £1,800m), provision for PPI redress of £1,000m (2011: £1,000m), provision for interest rate hedging products redress of £450m (2011: £nil), gains on acquisitions and disposals of £nil (2011: loss of £62m) and goodwill impairment of £nil (2011: £47m).

2	Comprises: share of post-tax results of associates and joint ventures; profit or loss on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.
3	A reconciliation of IFRS and adjusted profit before tax by business is provided in the quarterly results summary on pages 16 to 19.

Barclays PLC	1

Barclays Results by Quarter

Barclays Results by Quarter	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Statutory Basis
Total income net of insurance claims	5,798	7,239	5,518	7,079	9,883	7,931	7,399
Credit impairment charges and other provisions	(825)	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Impairment of investment in BlackRock Inc.	-	-	-	-	(1,800)	-	-
Net operating income	4,973	6,185	4,740	6,128	7,060	7,024	6,478
Operating expenses	(5,041)	(4,992)	(5,249)	(5,289)	(4,659)	(5,987)	(4,842)
Other net income/(expense)	21	41	34	(26)	21	(48)	19
Statutory (loss)/profit before tax	(47)	1,234	(475)	813	2,422	989	1,655
Tax	(59)	(417)	138	(211)	(1,056)	(247)	(414)
Statutory (loss)/profit after tax	(106)	817	(337)	602	1,366	742	1,241
Statutory (loss)/profit after tax and non-controlling interests	(276)	620	(550)	356	1,153	486	1,012

Adjusted basis
Total income net of insurance claims	6,872	7,337	8,138	6,212	7,001	7,549	7,750
Credit impairment charges and other provisions	(825)	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Net operating income	6,047	6,283	7,360	5,261	5,978	6,642	6,829
Operating expenses (excluding UK bank levy) [1]	(4,341)	(4,542)	(4,949)	(4,414)	(4,659)	(4,940)	(4,842)
UK bank levy	-	-	-	(325)	-	-	-
Other net income	21	41	34	6	18	19	17
Adjusted profit before tax	1,727	1,782	2,445	528	1,337	1,721	2,004
Adjusted profit after tax	1,098	1,201	1,868	398	1,045	1,324	1,498
Adjusted profit after tax and non-controlling interests	928	1,004	1,655	152	832	1,068	1,269

Adjusting items
Own credit charge/(gain)[2]	1,074	325	2,620	263	(2,882)	(440)	351
Gains on debt buy-backs[2]	-	-	-	(1,130)	-	-	-
Impairment and (gain)/loss on disposal of BlackRock investment [3]	-	(227)	-	-	1,800	58	-
Provision for PPI redress[1]	700	-	300	-	-	1,000	-
Provision for interest rate hedging products redress [4]	-	450	-	-	-	-	-
Goodwill impairment[4]	-	-	-	550	-	47	-
Losses/(gains) on acquisitions and disposals[5]	-	-	-	32	(3)	67	(2)
Post tax impact of adjusting items[6]	1,204	384	2,205	(204)	(321)	582	257

Basic earnings per share	(2.3p)	5.1p	(4.5p)	2.9p	9.7p	4.0p	8.5p
Cost: income ratio	87%	69%	95%	75%	47%	75%	65%
Adjusted basic earnings per share	7.5p	8.2p	13.6p	1.2p	6.9p	8.9p	10.7p
Adjusted cost: income ratio	63%	62%	61%	76%	67%	65%	62%

1

The provision for PPI redress is an adjusting item recorded within Operating expenses. The Q3 12 £700m provision for PPI redress includes claims management costs of £52m relating to Q2 12: £28m and Q1 12: £24m, previously recorded within operating expenses as a non-adjusting item.

2	Adjusting item recorded in Total income net of insurance claims.
3

Q2 2011 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in Q3 2011 is reported as part of Net operating income.

4	Adjusting item recorded in Operating expenses.
5	Adjusting item recorded in Other net income.
6	Adjusting item recorded in Adjusted profit after tax and Adjusted profit after tax and non-controlling interests.

Barclays PLC	2

Group Performance Review

Income Statement

—	Adjusted profit before tax increased 18% to £5,954m

—	Statutory profit before tax down 86% to £712m, including an own credit charge of £4,019m (2011: gain of £2,971m) and a £1,000m (2011: £1,000m) provision for PPI redress

—

Adjusted return on average shareholders’ equity increased to 8.8% (2011: 8.4%) with improvements in UK RBB, Barclaycard, Investment Bank, Corporate Banking and Wealth and Investment Management. Statutory return on average shareholders’ equity was negative 0.5% (2011: positive 6.9%) reflecting the reduced statutory profit before tax and the impact of minority interests

—

Adjusted income was flat at £22,347m despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of gains of £1,000m from the disposal of hedging instruments in Q3 11. Statutory income decreased 26% to £18,555m (2011: £25,213m) driven by the increase in the own credit charge to £4,019m (2011: gain of £2,971m)

–

Customer net interest income for Retail and Business Banking, Corporate Banking and Wealth and Investment Management was stable at £7,345m. Total net interest income reduced 9% to £8,334m and the net interest margin declined 23bps to 186bps, principally reflecting the non recurrence of gains from the disposal of hedging instruments in Q3 11

–	Total income in the Investment Bank increased 7% to £9,129m driven by increases in Fixed Income, Currencies and Commodities (FICC), and Equities

—

Credit impairment charges were down 7% at £2,657m, principally reflecting improvements in UK RBB, Barclaycard and Corporate Banking. This was partially offset by higher charges in the Investment Bank, driven by ABS CDO Super Senior positions, higher losses on single name exposures and the non recurrence of a £223m release in 2011; as well as increases in Europe RBB and Africa RBB

–	The annualised loan loss rate reduced to 69bps (2011: 74bps)

–

During 2012, delinquency trends have improved in our main cards portfolios and UK unsecured lending, however, weak local economic conditions have led to some deterioration in the European home loan portfolios

–

While a number of credit metrics in the wholesale portfolios have shown some improvement during 2012, the challenging conditions in Europe have lead to some deterioration to metrics in Corporate Europe

–	The credit risk loans (CRL) coverage ratio increased to 51.0% (30 June 2012: 50.4%) as CRL balances and impairment allowances fell 3.1% and 1.8%, respectively during Q3 12

—

Adjusted operating expenses, which excludes the provision for PPI redress of £1,000m (2011: £1,000m) and the provision for interest rate hedging products redress of £450m (2011: nil), were down 4% to £13,832m. Statutory operating expenses, which includes these provisions, were down 1% to £15,282m

–

Non-performance costs decreased 3% to £11,837m after absorbing regulatory penalties of £290m relating to the industry-wide investigation into the setting of interbank offered rates. Cost reductions from management cost saving initiatives, business restructuring and foreign exchange movements, more than offset the impact of continued business investment, including 2011 acquisitions, and increased Financial Services Compensation Scheme costs

–

Performance costs reduced 9% to £1,995m despite an increase in the charge for bonuses deferred from prior years to £942m (2011: £751m). The Investment Bank compensation: income ratio reduced to 39% (2011: 46%)

–

2012 bonus pool awards have not yet been granted as discretionary incentive award decisions are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge represents an accrual for estimated costs in accordance with accounting requirements

—

The adjusted cost: income ratio decreased to 62% (2011: 65%). Cost: income ratio on a statutory basis increased to 82% (2011: 61%) driven by the impact of own credit. The Investment Bank cost: net operating income ratio improved to 64% (2011: 68%)

Barclays PLC	3

Group Performance Review

—

Since the end of the first half 2012 Barclays has experienced higher than previously anticipated levels of PPI claim volumes, and has therefore determined that it is appropriate to provide a further £700m for PPI redress as at 30 September 2012. This is in addition to provisions recognised of £1bn in 2011 and £300m in Q1 12. Based on claims experience to date and anticipated future volumes, the resulting provision includes Barclays best estimate of expected future PPI redress payments and claims management costs. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision

Balance Sheet

—	During Q312 total loans and advances remained stable at £502bn (30 June 2012: £504bn) with increases in UK mortgage lending being offset by reductions in lending in Europe RBB and Corporate Bank

—	The Group’s loan to deposit ratio was stable at 111% (30 June 2012: 111%), with both loans and advances to customers and customer deposits flat at £452.9bn and £407.3bn respectively

—

Total assets reduced 2% to £1,599bn, principally reflecting lower derivative assets and reductions in cash and balances at central banks partially offset by increases in reverse repurchase agreements and other similar secured lending

—

Total shareholders’ equity, including non-controlling interests, remained at £63.7bn, principally reflecting increases in the value of available for sale debt investments of £0.6bn and cash flow hedges of £0.4bn, offset by £0.7bn negative currency translation differences due to depreciation of US dollar and South African Rand against Sterling, and dividends paid during the quarter of £0.3bn. After allowing for non-controlling interests, principally preference shares and Absa Group minority interests, statutory profit attributable to equity shareholders of the parent reduced to negative £0.2bn (2011: £2.7bn profit)

—	Net asset value per share was 444p (30 June 2012: 443p) and the net tangible asset value per share remained at 379p

—

Adjusted gross leverage remained stable at 20x and during Q3 moved within a month end range of 20x to 21x. Excluding the liquidity pool, adjusted gross leverage remained flat at 17x. The ratio of total assets to shareholders equity was 25x (30 June 2012: 26x)

Capital Management

—

The Core Tier 1 ratio increased to 11.2% (30 June 2012: 10.9%), reflecting a broadly stable Core Tier 1 equity at £42.5bn and a 3% reduction in risk weighted assets to £379bn, principally reflecting risk reduction in the Corporate and Investment Bank and foreign exchange movements. The benefit of risk reduction was partially offset by increases from adopting revised guidance from the FSA requiring higher loss given default assumptions on sovereign exposures

—

Barclays generated £0.7bn Core Tier 1 capital from earnings in Q3, after absorbing the impact of the additional provision for PPI redress and the Group’s quarterly interim dividend. The increase from earnings was offset by a £0.6bn reduction in reserves due to foreign exchange movements, which for the Core Tier 1 ratio was matched by a broadly offsetting £5.2bn foreign exchange reduction in risk weighted assets

—

The EU was due to finalise the requirements of CRD IV by July 2012, in order to implement Basel 3 by 1 January 2013. However, there are a number of areas still under consideration and the European Parliament is not due to consider the final proposals until November 2012. While the expectation is that CRD IV will be delayed, in the absence of official guidance we are continuing to progress implementation activities in line with the original timetable

Barclays PLC	4

Group Performance Review

Funding and Liquidity

—

The liquidity pool was £160bn (30 June 2012: £170bn), remaining well above our liquidity risk appetite and within the month end range of £152bn to £173bn for the year to date (Full Year 2011: £140bn to £167bn). We have also taken steps to realign the composition of the pool to reduce the cost of liquidity, in particular moving funds from deposits with central banks into government bonds[1]

Liquidity Pool	Cash and Deposits with Central Banks[2] £bn	Government Bonds[1] £bn	Other Available Liquidity £bn	Total[3] £bn
As at 30.09.12	99	41	20	160
As at 30.06.12	124	32	14	170

—

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. At Q3, the customer loan to deposit ratio for these businesses was 104% (30 June 2012: 106%, 31 December 2011: 111%) and the customer loan to deposit and secured funding ratio was 91% (30 June 2012: 94%, 31 December 2011:101%)

—

The Investment Bank’s activities are primarily funded through wholesale markets. As at 30 September 2012, total wholesale funding outstanding (excluding repurchase agreements) was £253bn (30 June 2012: £263bn), of which £113bn matures in less than one year (30 June 2012: £118bn) and £39bn matures within one month (30 June 2012: £42bn)

—

Barclays has met its term funding needs for the period to the end of 2012. In the first 9 months of 2012, the funding requirement has reduced with the improvement in the customer loan to deposit ratio, and the Group has raised £22bn of term funding, including £1bn through Barclays participation in the Bank of England’s Funding for Lending Scheme. The Group has £27bn of term funding maturing during 2012

Exposures to Selected Eurozone Countries

—	During Q3 12, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced by 15% to £4.8bn

—

Retail loans and advances in Spain, Italy and Portugal decreased 3% to £38.5bn, while lending to corporates decreased 19% to £8.2bn reflecting continued prudent risk management of portfolios. The 90 day arrears rates for the significant residential mortgage portfolios in Spain and Italy remained stable during Q3 12

—

During Q3 12, mitigating actions were taken to reduce local net funding mismatches in particular through the attraction of corporate deposits in Spain and reducing corporate lending in Spain and Portugal. As a result, the aggregate net local balance sheet funding mismatch reduced from £2.5bn to £0.1bn in Spain and from £3.7bn to £3.3bn in Portugal. In Italy, the net funding mismatch reduced from £11.9bn to £9.6bn

Citizenship

—	Provided £32.4bn (2011: £32.8bn) of gross new lending to UK households and businesses during 2012

–

We are committed to passing on the full funding benefit from the Funding for Lending Scheme to our customers. As part of this we have launched Cashback for Business, offering 2% cashback on loans for small and medium-sized enterprises in the UK

–	We supported 84,000 start-up businesses in the UK, the highest in a 9 month period since 1988

—	We raised £628bn of financing for businesses and governments globally

—	We provided 280 new UK apprenticeships, demonstrating good progress towards our commitment of at least 1,000 apprenticeships by June 2013

Dividends

—	It is our policy to declare and pay dividends on a quarterly basis. We will pay a third interim cash dividend for 2012 of 1p per share on 7 December 2012

1	Of which over 75% (30 June 2012: over 70%) of securities are comprised of United Kingdom, United States, Japan, France, Germany, Denmark and the Netherlands.
2	Of which over 95% is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3	£135bn (30 June 2012: £149bn) of which is FSA eligible.

Barclays PLC	5

Results by Business

UK RBB

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Statutory basis
Total income net of insurance claims	3,335	3,527	(5)
Credit impairment charges and other provisions	(198)	(380)	(48)
Net operating income	3,137	3,147	-
Operating expenses	(2,841)	(2,350)	(21)
Other net income	-	1
Statutory profit before tax	296	798	(63)

Adjusted basis
Total income net of insurance claims	3,335	3,527	(5)
Credit impairment charges and other provisions	(198)	(380)	(48)
Net operating income	3,137	3,147	-
Operating expenses	(1,991)	(1,950)	2
Other net income	-	1
Adjusted profit before tax	1,146	1,198	(4)

Adjusting items
Provision for PPI redress[1]	850	400

Performance Measures
Return on average equity	4.4%	11.0%
Return on average risk weighted assets	0.9%	2.2%
Cost: income ratio	85%	67%
Adjusted cost: income ratio	60%	55%
Loan loss rate (bps)	21	42

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£126.0bn	£123.4bn
Customer deposits	£114.5bn	£113.9bn

2012 compared to 2011

—	Adjusted profit before tax decreased 4% to £1,146m. Statutory profit before tax was £296m (2011: £798m) after £850m (2011: £400m) provision for PPI redress, including claims management costs

–	Solid growth in new mortgage lending and customer deposits more than offset by higher funding costs and reduced structural hedge contribution

–	Reduction in impairment principally in personal unsecured lending

—	Income declined 5% to £3,335m reflecting higher funding costs and reduced contribution from structural hedges in particular non recurrence of gains from the disposal of hedging instruments in Q3 11

—	Credit impairment charges decreased 48% to £198m reflecting improvements across all portfolios, principally in personal unsecured lending

–	Loan loss rate reduced to 21bps (2011: 42bps)

–	90 day arrears rates on UK Personal Loans improved by 43bps to 1.35%

—

Adjusted operating expenses, which exclude the PPI provision and claims management costs of £850m (2011: £400m), increased 2% to £1,991m. Statutory operating expenses, which includes these costs, increased 21% to £2,841m (2011: £2,350m)

Q3 12 compared to Q2 12

—

Adjusted profit before tax decreased 3% to £400m, principally reflecting the non recurrence of an impairment release in Q2 12. Statutory loss before tax of £150m (Q212: profit of £412m) reflecting an additional £550m provision for PPI redress

—	Loans and advances to customers increased 2% to £126.0bn reflecting solid growth in mortgage balances. Customer deposits continued to grow to £114.5bn (30 June 2012: £113.9bn)

—

Plans have been announced to acquire from ING Direct UK a deposit book with balances of £10.9bn and a mortgage book with outstanding balances of £5.6bn (as at 31 August 2012). The mortgage book had a loan to value ratio of 50% and is being acquired at an approximate 3% discount. The deposit book is being acquired at par. Completion is subject to regulatory approval and is expected to occur early in Q2 13

1	Adjusting item recorded in Operating expenses.

Barclays PLC	6

Results by Business

Europe RBB

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Adjusted and Statutory basis
Total income net of insurance claims	705	979	(28)
Credit impairment charges and other provisions	(233)	(178)	31
Net operating income	472	801	(41)
Operating expenses	(632)	(920)	(31)
Other net income	9	10
Adjusted and Statutory loss before tax	(151)	(109)	39

Performance Measures
Return on average equity	(7.6% )	(3.9% )
Return on average risk weighted assets	(1.0% )	(0.6% )
Cost: income ratio	90%	94%
Loan loss rate (bps)	76	52

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£40.1bn	£41.2bn
Customer deposits	£18.1bn	£18.4bn

2012 compared to 2011

—	Loss before tax increased 39% to £151m

–	Decrease in income reflecting the challenging economic environment in Europe

–	Offset by lower costs following restructuring charges in 2011 and subsequent cost savings

—	Income declined 28% to £705m reflecting lower volumes, reduced margins and non recurrence of gains from the disposal of hedging instruments in Q3 11

—	Credit impairment charges increased 31% to £233m due to deterioration in credit performance across Europe reflecting current economic conditions

–	Loan loss rate increased to 76bps (2011: 52bps)

–	90 day arrears rates for home loans deteriorated by 12bps to 0.83% reflecting deterioration across all countries, most notably in Spain

—	Operating expenses decreased 31% to £632m reflecting restructuring charges of £129m in 2011 and related cost savings

Q3 12 compared to Q2 12

—	Loss before tax increased by £10m to £59m driven by a decline in income reflecting the challenging economic environment in Europe, partially offset by cost savings

—

Loans and advances to customers decreased 3% to £40.1bn reflecting the strategy to reduce the net funding mismatch. Customer deposits decreased 2% to £18.1bn principally reflecting competitive pricing pressures

Barclays PLC	7

Results by Business

Africa RBB

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Statutory basis
Total income net of insurance claims	2,390	2,710	(12)
Credit impairment charges and other provisions	(501)	(378)	33
Net operating income	1,889	2,332	(19)
Operating expenses	(1,564)	(1,774)	(12)
Other net income	5	5
Statutory profit before tax	330	563	(41)

Adjusted basis
Total income net of insurance claims	2,390	2,710	(12)
Credit impairment charges and other provisions	(501)	(378)	33
Net operating income	1,889	2,332	(19)
Operating expenses	(1,564)	(1,774)	(12)
Other net income	5	3
Adjusted profit before tax	330	561	(41)

Adjusting items
Gains on acquisitions and disposals[1]	-	(2)

Performance Measures
Return on average equity	4.9%	9.7%
Return on average risk weighted assets	0.9%	1.6%
Cost: income ratio	65%	65%
Loan loss rate (bps)	197	138

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£32.5bn	£34.1bn
Customer deposits	£21.9bn	£22.3bn

2012 compared to 2011

—	Profit before tax decreased 41% to £330m

–	Higher credit impairment charges primarily in South African home loans recovery book

–	Adverse currency movements reflecting depreciation of major African currencies against Sterling

—	Income declined 12% to £2,390m principally reflecting currency movements and non recurrence of gains from the disposal of Group hedging instruments in Q3 11

–	Excluding the impact of currency movements income is broadly in line

—	Credit impairment charges increased 33% to £501m principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book

–	Loan loss rate increased to 197bps (2011: 138bps)

–	However 90 day arrears rate for home loans improved by 100bps to 2.20% reflecting improved new business and continuing low interest rate environment

—	Operating expenses decreased by 12% to £1,564m reflecting currency movements and reduced costs in local currency

Q3 12 compared to Q2 12

—

Profit before tax decreased 42% to £56m mainly reflecting higher operating costs driven by the timing of staff related and investment spend, while impairment charges in the South African home loans recovery book remained elevated

—

Loans and advances to customers decreased 5% to £32.5bn reflecting adverse currency movements. Customer deposits decreased 2% to £21.9bn reflecting currency movements, partially offset by growth in local currency deposits in South Africa

1	Adjusting item recorded in Other net income.

Barclays PLC	8

Results by Business

Barclaycard

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Statutory basis
Total income net of insurance claims	3,072	3,112	(1)
Credit impairment charges and other provisions	(714)	(988)	(28)
Net operating income	2,358	2,124	11
Operating expenses	(1,382)	(1,848)	(25)
Other net income	24	26
Statutory profit before tax	1,000	302	231

Adjusted basis
Total income net of insurance claims	3,072	3,112	(1)
Credit impairment charges and other provisions	(714)	(988)	(28)
Net operating income	2,358	2,124	11
Operating expenses	(1,232)	(1,201)	3
Other net income	24	26
Adjusted profit before tax	1,150	949	21

Adjusting items
Provision for PPI redress[1]	150	600
Goodwill impairment[1]	-	47

Performance Measures
Return on average equity	19.5%	4.3%
Return on average risk weighted assets	2.9%	0.8%
Cost: income ratio	45%	59%
Adjusted cost: income ratio	40%	39%
Loan loss rate (bps)	291	423

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£30.9bn	£30.6bn
Customer deposits	£2.4bn	£2.0bn

2012 compared to 2011

—

Adjusted profit before tax improved 21% to £1,150m. Statutory profit before tax was £1,000m (2011: £302m) after £150m (2011: £600m) provision for PPI redress, including claim management costs, and goodwill impairment in 2011

–	Solid profit growth within the UK and International businesses

–	Lower impairment reflecting improved delinquency performances

—

Income remained in line with prior year at £3,072m (2011: £3,112m) reflecting continued growth across the business and contributions from 2011 portfolio acquisitions, offset by higher funding costs and non recurrence of gains from the disposal of hedging instruments in Q3 11

—	Credit impairment charges decreased 28% to £714m reflecting lower charges in the European and US cards portfolios, driven by improved delinquency performances

–	Loan loss rate reduced to 291bps (2011: 423bps)

–	30 day arrears rates for consumer cards in UK down 26bps to 2.46%, in the US down 76bps to 2.48% and in South Africa down 13bps to 4.93%

—

Operating expenses, excluding the PPI provision and claims management costs, increased 3% to £1,232m reflecting portfolio acquisitions and investment spend. Statutory operating expenses, which includes these costs, decreased 25% to £1,382 (2011: £1,848m)

Q3 12 compared to Q2 12

—

Adjusted profit before tax decreased 2% to £397m reflecting the non recurrence of an impairment release in Q2 12. Profit before tax reduced £157m to £247m, reflecting an additional £150m provision for PPI redress

—	Loans and advances to customers increased 1% to £30.9bn. Customer deposits increased £0.4bn to £2.4bn through deposit funding initiatives in the US and Germany

1	Adjusting item recorded in Operating expenses.

Barclays PLC	9

Results by Business

Investment Bank

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Adjusted and Statutory basis
Fixed Income, Currency and Commodities	5,945	5,354	11
Equities and Prime Services	1,507	1,446	4
Investment Banking	1,497	1,521	(2)
Principal Investments	180	196	(8)
Total income	9,129	8,517	7
Credit impairment charges and other provisions	(346)	(3)
Net operating income	8,783	8,514	3
Operating expenses	(5,613)	(5,831)	(4)
Other net income	35	15
Adjusted profit before tax and Statutory profit before tax	3,205	2,698	19

Performance Measures
Return on average equity	14.2%	12.0%
Return on average risk weighted assets	1.6%	1.3%
Cost: income ratio	61%	68%
Cost: net operating income ratio	64%	68%
Compensation: income ratio	39%	46%
Loan loss rate (bps)	24	3

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to banks and customers at amortised cost	£186.2bn	£185.9bn
Customer deposits	£105.9bn	£114.5bn
Assets contributing to adjusted gross leverage	£628.2bn	£650.4bn
Risk weighted assets	£180.4bn	£190.6bn

2012 compared to 2011

—

Profit before tax increased 19% to £3,205m, primarily driven by income growth of 7% and a reduction in operating expenses of 4% despite a £193m charge relating to the Investment Banking allocation of the £290m penalty arising from the industry wide investigation into the setting of inter-bank offered rates

—	Total income increased 7% to £9,129m

–

Fixed Income, Currency and Commodities (FICC) income improved 11% to £5,945m, reflecting higher contributions from the Rates, Commodities and Emerging Markets businesses, partially offset by lower contributions from Foreign Exchange

–	Equities and Prime Services income increased 4% to £1,507m, reflecting improved performance in cash equities, despite subdued market volumes

–

Investment Banking income was comparable to 2011 at £1,497m, with improved performance in financial advisory offset by reduced performance in equity underwriting given lower deal activity. Debt underwriting revenues were in line with the prior year

—

Credit impairment charges of £346m (2011: £3m) primarily related to ABS CDO Super Senior positions and higher losses on single name exposures in H1 12. The prior year included a non recurring release of £223m

—

Operating expenses decreased 4% to £5,613m, due to an 11% decline in total performance costs to £1,384m. Non-performance costs also decreased 1% to £4,229m whilst absorbing the £193m charge relating to the setting of inter-bank offered rates

—	Cost to net operating income ratio of 64% (2011: 68%) within target range of 60% to 65%. The compensation to income ratio improved to 39% (2011: 46%)

—	Return on average equity of 14.2% (2011: 12.0%) and return on average risk weighted assets of 1.6% (2011: 1.3%)

Barclays PLC	10

Results by Business

Q3 12 compared to Q2 12

—

Profit before tax decreased 6% to £937m, with a 13% reduction in income partially offset by credit impairment charges decreasing to £23m (Q2 12: £248m). Operating expenses decreased 6% on the prior quarter driven by reduced non-performance costs

—

Total income of £2,633m was down 13% on the strong performance in Q2 12 reflecting a reduction in FICC income of 20%, partially offset by a 26% increase in Equities and Prime Services. Investment Banking revenues were comparable to the prior quarter

—

Assets contributing to adjusted gross leverage decreased 3% to £628bn reflecting decreases in cash and balances at central banks and trading portfolio assets, partially offset by an increase in reverse repurchase agreements

—

Risk weighted assets decreased 5% to £180bn driven by business risk reductions, which includes legacy sell downs, and foreign exchange movements. The benefit of risk reduction was partially offset by increases from adopting revised guidance from the FSA requiring higher loss given default assumptions on sovereign exposures

Q3 12 compared to Q3 11

—

Profit before tax increased 141% to £937m driven by a 17% increase in income and a significant reduction in credit impairment charges. Operating expenses decreased 4%, with a reduction of 9% in non-performance costs, more than offsetting an increase in the charge for bonuses deferred from prior years

—	Total income was up 17% reflecting improved performance in FICC by 10%, Equities and Prime Services by 58% and Investment Banking by 25%

Barclays PLC	11

Results by Business

Corporate Banking

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Statutory basis
Total income net of insurance claims	2,205	2,398	(8)
Credit impairment charges and other provisions	(635)	(895)	(29)
Net operating income	1,570	1,503	4
Operating expenses	(1,580)	(1,337)	18
Other net income	4	(63)	(106)
Statutory(loss)/ profit before tax	(6)	103	(106)

Statutory (loss)/profit before tax by geographic segment
UK	231	592	(61)
Europe	(290)	(434)	(33)
Rest of the World	53	(55)
Corporate Banking	(6)	103	(106)

Adjusted basis
Total income net of insurance claims	2,205	2,398	(8)
Credit impairment charges and other provisions	(635)	(895)	(29)
Net operating income	1,570	1,503	4
Operating expenses	(1,130)	(1,337)	(15)
Other net income	4	1
Adjusted profit before tax	444	167	166

Adjusted profit/(loss) before tax by geographic segment
UK	681	592	15
Europe	(290)	(434)	(33)
Rest of the World	53	9
Corporate Banking	444	167	166

Adjusting items
Provision for interest rate hedging products redress[1]	450	-
Losses on disposal of Barclays Bank Russia[2]	-	64

Performance Measures
Return on average equity	(0.7% )	1.0%
Return on average risk weighted assets	(0.0% )	0.1%
Cost: income ratio	72%	56%
Adjusted cost: income ratio	51%	56%
Loan loss rate (bps)	126	164

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£62.1bn	£64.0bn
Loans and advances to customers at fair value	£17.5bn	£17.3bn
Customer deposits	£91.4bn	£88.5bn

1	Adjusting item recorded in Operating expenses within UK.
2	Adjusting item recorded in Other net income within Rest of the World.

Barclays PLC	12

Results by Business

2012 compared to 2011

—

Adjusted profit before tax improved £277m to £444m, including a gain of £61m (2011: loss of £72m) on the net valuation of fair value loans. Statutory loss before tax was £6m (2011: £103m profit), after charging £450m provision for interest rate hedging products redress

–

UK adjusted profit before tax improved 15% to £681m reflecting the gains on fair value loans and improved credit impairment partially offset by increased funding costs. UK statutory profit before tax decreased £361m to £231m after a £450m provision for interest rate hedging products redress

–

Europe loss before tax improved £144m to £290m principally due to reduced credit impairment charges in Spain of £271m (2011: £415m), although credit conditions remain challenging, and improved operating expenses benefiting from progress in restructuring businesses

–

Rest of the World adjusted profit before tax improved £44m to £53m reflecting lower operating expenses following the prior year restructuring and disposal of Barclays Bank Russia (BBR). Rest of the World statutory profit before tax improved £108m to £53m reflecting the prior year loss on disposal of BBR

Q3 12 compared to Q2 12

—

Adjusted profit before tax declined 23% to £98m with lower income following restructuring certain non-UK businesses. Statutory profit before tax improved £421m to £98m, reflecting the £450m provision for interest rate hedging products redress in Q2 12

—

Loans and advances to customers declined 3% to £62.1bn reflecting significant progress in restructuring businesses in Europe. Customer deposits increased 3% to £91.4bn primarily driven by growth in the UK

Barclays PLC	13

Results by Business

Wealth and Investment Management

	Nine Months Ended 30.09.12 £m	Nine Months Ended 30.09.11 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,334	1,295	3
Credit impairment charges and other provisions	(25)	(31)	(19)
Net operating income	1,309	1,264	4
Operating expenses	(1,109)	(1,109)	-
Other net expense	-	(2)
Adjusted profit before tax and Statutory profit before tax	200	153	31

Performance Measures
Return on average equity	11.2%	10.7%
Return on average risk weighted assets	1.6%	1.5%
Cost: income ratio	83%	86%
Loan loss rate (bps)	16	22

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£19.9bn	£19.8bn
Customer deposits	£52.2bn	£50.0bn
Total client assets	£177.6bn	£176.1bn

2012 compared to 2011

—	Profit before tax increased 31% to £200m

–	Continue to execute strategic investment programme with a focus on building productive capacity and delivering a step change in the client experience

—	Income increased by 3% to £1,334m driven by the High Net Worth businesses

—	Operating expenses were flat as the continued cost of the strategic investment programme was offset by cost control initiatives

Q3 12 compared to Q2 12

—	Profit before tax increased 30% to £79m, principally due to reduced operating expenses

—	Client assets increased 1% to £177.6bn (30 June 2012: £176.1bn) principally reflecting net new assets in High Net Worth businesses

—	Loans and advances to customers increased 1% to £19.9bn. Customer deposits increased 4% to £52.2bn

Barclays PLC	14

Results by Business

Head Office and Other Operations

	Nine Months Ended	Nine Months Ended
	30.09.12	30.09.11
	£m	£m
Statutory basis
Total (expense)/income net of insurance claims	(3,615)	2,675
Credit impairment (charges)/releases and other provisions	(5)	2
Impairment of investment in BlackRock Inc.	-	(1,800)
Net operating (expense)/income	(3,620)	877
Operating expenses	(561)	(319)
Other net income	19	-
Statutory (loss)/profit before tax	(4,162)	558

Adjusted basis
Total income/(expense) net of insurance claims	177	(238)
Credit impairment (charges)/releases and other provisions	(5)	2
Net operating income/(expense)	172	(236)
Operating expenses	(561)	(319)
Other net income	19	-
Adjusted loss before tax	(370)	(555)

Adjusting items
Own credit charge/(gain)[1]	4,019	(2,971)
Impairment and (gain)/loss on disposal of BlackRock investment[2]	(227)	1,858

2012 compared to 2011

—

Adjusted loss before tax improved 33% to £370m. Statutory loss before tax was £4,162m (2011: £558m profit), including an own credit charge of £4,019m (2011: £2,971m gain) partially offset by the impact of the BlackRock investment disposal

–

Adjusted income improved to £177m (2011: loss of £238m), principally due to changes in the value of hedges relating to employee share awards. These were closed out during Q1 12. Statutory income decreased to an expense of £3,615m (2011: income of £2,675m) driven by the impact of own credit

–

Operating expenses increased to £561m (2011: £319m) due to higher costs relating to the Financial Services Compensation Scheme and a £97m charge relating to the allocation to Head Office and Other Operations of the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates

Q3 12 compared to Q2 12

—

Q3 12 adjusted loss before tax improved to £181m (Q2 12: £272m) due to a £115m reduction in operating expenses reflecting non recurrence of the penalty arising from the investigation into interbank offered rates recognised in Q2 12. Q3 12 statutory loss before tax decreased to £4,162m (Q2 12: £370m) driven by the impact of own credit

1	Adjusting item recorded in Total income net of insurance claims.
2

Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in Q3 2011 is reported as part of Net operating income.

Barclays PLC	15

Appendix I – Quarterly Results Summary

UK RBB	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Statutory basis
Total income net of insurance claims	1,130	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,054	1,082	1,001	973	1,168	1,039	940
Operating expenses	(1,204)	(671)	(966)	(752)	(675)	(1,022)	(653)
Other net income/(expense)	-	1	(1)	1	1	(1)	1
Statutory (loss) profit before tax	(150)	412	34	222	494	16	288

Adjusted basis
Total income net of insurance claims	1,130	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,054	1,082	1,001	973	1,168	1,039	940
Operating expenses[1]	(654)	(671)	(666)	(752)	(675)	(622)	(653)
Other net income/(expense)	-	1	(1)	1	1	(1)	1
Adjusted profit before tax	400	412	334	222	494	416	288

Adjusting items
Provision for PPI redress[1]	550	-	300	-	-	400	-

Europe RBB
Statutory basis
Total income net of insurance claims	219	243	243	247	375	309	295
Credit impairment charges and other provisions	(76)	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	143	158	171	164	313	262	226
Operating expenses	(204)	(211)	(217)	(718)	(263)	(368)	(289)
Other net income	2	4	3	2	2	4	4
Statutory (loss)/profit before tax	(59)	(49)	(43)	(552)	52	(102)	(59)

Adjusted basis
Total income net of insurance claims	219	243	243	247	375	309	295
Credit impairment charges and other provisions	(76)	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	143	158	171	164	313	262	226
Operating expenses	(204)	(211)	(217)	(291)	(263)	(368)	(289)
Other net income	2	4	3	2	2	4	4
Adjusted (loss)/profit before tax	(59)	(49)	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment[2]	-	-	-	427	-	-	-

1

The provision for PPI redress is an adjusting item recorded within Operating expenses. This includes claims management costs relating to Q2 12 of £13m and Q1 12 of £11m, previously recorded within operating expenses as a non-adjusting item.

2	Adjusting item recorded within Operating expenses.

Barclays PLC	16

Appendix I – Quarterly Results Summary

Africa RBB	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Statutory basis
Total income net of insurance claims	765	795	830	861	940	906	864
Credit impairment charges and other provisions	(180)	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	585	581	723	773	832	780	720
Operating expenses	(531)	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	2	1	2	1	2	1	2
Statutory profit before tax	56	97	177	269	221	195	147

Adjusted basis
Total income net of insurance claims	765	795	830	861	940	906	864
Credit impairment charges and other provisions	(180)	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	585	581	723	773	832	780	720
Operating expenses	(531)	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	2	1	2	1	-	1	2
Adjusted profit before tax	56	97	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals [1]	-	-	-	-	(2)	-	-

Barclaycard
Statutory basis
Total income net of insurance claims	1,046	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(254)	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	792	808	758	712	800	668	656
Operating expenses	(552)	(412)	(418)	(458)	(430)	(1,047)	(371)
Other net income	7	8	9	5	8	7	11
Statutory profit/(loss) before tax	247	404	349	259	378	(372)	296

Adjusted basis
Total income net of insurance claims	1,046	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(254)	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	792	808	758	712	800	668	656
Operating expenses [2]	(402)	(412)	(418)	(458)	(430)	(400)	(371)
Other net income	7	8	9	5	8	7	11
Adjusted profit before tax	397	404	349	259	378	275	296

Adjusting items
Provision for PPI redress[2]	150	-	-	-	-	600	-
Goodwill impairment[3]	-	-	-	-	-	47	-

1	Adjusting item recorded within Other net income.
2

The provision for PPI redress is an adjusting item recorded within Operating expenses. This includes claims management costs relating to Q2 12 of £15m and Q1 12 of £13m, previously recorded within operating expenses as a non-adjusting item.

3	Adjusting item recorded within Operating expenses.

Barclays PLC	17

Appendix I – Quarterly Results Summary

Investment Bank	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,581	1,968	2,396	971	1,438	1,715	2,201
Equities and Prime Services	534	423	550	305	338	563	545
Investment Banking	487	501	509	506	389	520	612
Principal Investments	31	140	9	36	89	99	8
Total income	2,633	3,032	3,464	1,818	2,254	2,897	3,366
Credit impairment (charges)/releases and other provisions	(23)	(248)	(75)	(90)	(114)	80	31
Net operating income	2,610	2,784	3,389	1,728	2,140	2,977	3,397
Operating expenses	(1,680)	(1,788)	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expense)	7	6	22	(3)	6	6	3
Adjusted profit before tax and Statutory profit before tax	937	1,002	1,266	267	388	977	1,333

Corporate Banking
Statutory basis
Total income net of insurance claims	678	703	824	710	830	817	751
Credit impairment charges and other provisions	(210)	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	468	485	617	458	547	490	466
Operating expenses	(376)	(807)	(397)	(545)	(436)	(459)	(442)
Other net income/(expense)	6	(1)	(1)	(8)	2	(62)	(3)
Statutory profit/(loss) before tax	98	(323)	219	(95)	113	(31)	21

Adjusted basis
Total income net of insurance claims	678	703	824	710	830	817	751
Credit impairment charges and other provisions	(210)	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	468	485	617	458	547	490	466
Operating expenses	(376)	(357)	(397)	(422)	(436)	(459)	(442)
Other net income/(expense)	6	(1)	(1)	1	2	2	(3)
Adjusted profit before tax	98	127	219	37	113	33	21

Adjusting items
Goodwill impairment[1]	-	-	-	123	-	-	-
Provision for interest rate hedging products redress[1]	-	450	-	-	-	-	-
Losses on disposal of Barclays Bank Russia[2]	-	-	-	9	-	64	-

Wealth and Investment Management
Adjusted and statutory basis
Total income net of insurance claims	442	441	451	449	447	426	422
Credit impairment charges and other provisions	(6)	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	436	429	444	439	435	417	412
Operating expenses	(358)	(367)	(384)	(384)	(369)	(375)	(365)
Other net income/(expense)	1	(1)	-	(1)	(1)	-	(1)
Adjusted profit before tax and Statutory profit before tax	79	61	60	54	65	42	46

1	Adjusting item recorded within Operating expenses.
2	Adjusting item recorded within Other net income/(expense).

Barclays PLC	18

Appendix I – Quarterly Results Summary

Head Office and Other Operations	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Statutory basis
Total (expense)/income net of insurance claims	(1,115)	(139)	(2,361)	882	2,624	394	(343)
Credit impairment (charges)/releases and other provisions	-	(3)	(2)	(1)	1	(3)	4
Impairment of investment in BlackRock, Inc.	-	-	-	-	(1,800)	-	-
Net operating (expense)/income	(1,115)	(142)	(2,363)	881	825	391	(339)
Operating expenses	(136)	(251)	(174)	(469)	(115)	(124)	(80)
Other net (expense)/income	(4)	23	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(1,255)	(370)	(2,537)	389	711	264	(417)

Adjusted basis
Total (expense)/income net of insurance claims	(41)	(41)	259	15	(258)	12	8

Credit impairment (charges)/releases and other provisions	-	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(41)	(44)	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(136)	(251)	(174)	(144)	(115)	(124)	(80)
UK bank levy	-	-	-	(325)	-	-	-
Other net (expense)/income	(4)	23	-	-	-	-	-
Adjusted (loss)/profit before tax	(181)	(272)	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit charge/(gain)[1]	1,074	325	2,620	263	(2,882)	(440)	351
Impairment and (gain)/loss on disposal of BlackRock investment[2]	-	(227)	-	-	1,800	58	-
Gains on debt buy-backs[1]	-	-	-	(1,130)	-	-	-
Losses/(gains) on acquisitions and disposals[3]	-	-	-	23	(1)	3	(2)

1	Adjusting item recorded in Total income net of insurance claims.
2

Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock,Inc both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in Q3 2011 is reported as part of Net operating income.

3	Adjusting item recorded in Other net (expense)/income.

Barclays PLC	19

Appendix II – Margins and Income by Geography

Analysis of Net Interest Margin

Nine Months Ended 30.09.12	UK RBB margin %	Europe RBB margin %	Africa RBB margin[1] %	Barclaycard margin %	Corporate Banking margin[1] %	Wealth and Investment Management margin %	Total RBB, Corporate and Wealth margin %	RBB, Corporate and Wealth interest income £m
Customer asset margin/ interest income	1.09	0.82	3.25	9.34	1.18	0.64	2.11	5,025
Customer liability margin/ interest income	0.97	0.45	2.38	nm	1.07	1.12	1.11	2,320
Non-customer generated margin/ interest income	0.36	0.35	0.22	(0.66)	0.14	0.25	0.22	989

Net interest margin/ income	1.39	1.07	3.13	8.68	1.26	1.23	1.86	8,334

Average customer assets (£m)	123,217	41,241	34,084	32,072	68,048	19,325	317,987	n/a
Average customer liabilities (£m)	111,044	15,034	22,255	nm	81,833	49,182	279,348	n/a

Nine Months Ended 30.09.11
Customer asset margin/ interest income	1.25	0.91	2.93	9.59	1.53	0.78	2.23	5,303
Customer liability margin/ interest income	0.85	0.59	2.67	nm	0.91	0.97	1.03	2,077
Non-customer generated margin/ interest income	0.48	0.51	0.38	0.13	0.35	0.38	0.41	1,805

Net interest margin/ income	1.54	1.33	3.21	9.72	1.56	1.30	2.09	9,185

Average customer assets (£m)	117,540	43,693	39,178	29,973	69,881	17,143	317,408	n/a
Average customer liabilities (£m)	107,276	18,021	23,884	nm	76,249	43,957	269,387	n/a

—

Net interest income for the RBB, Corporate Banking and Wealth and Investment Management businesses reduced 9% to £8,334m due to the reduction in contribution from Group structural hedging activities, including the non recurrence of £516m gains on disposal of hedging instruments recognised in Q3 11. Total customer generated interest income in these businesses was flat at £7,345m

—

The RBB, Corporate Banking and Wealth and Investment Management net interest margin reduced 23bps to 186bps, principally due to the impact of reduced contributions from the Group structural hedging activities on non-customer generated margin, which reduced 19bps to 22bps

—	Group net interest income including contributions for the Investment Bank and Head Office and Other Functions was £8,786m (2011: £9,237m)

—	The total contribution from Group product and equity structural hedges reduced £1,503m to £1,296m, principally due to the non recurrence of gains on disposal of hedging instruments in Q3 11 of £1,000m

Income by Geographic Region[2]	Adjusted[3]			Statutory
	30.09.12 £m	30.09.11 £m	% Change	30.09.12 £m	30.09.11 £m	% Change
UK	9,371	9,476	(1)	5,352	12,447	(57)
Europe	3,071	3,566	(14)	3,071	3,566	(14)
Americas	5,610	4,695	19	5,837	4,637	26
Africa and Middle East	3,401	3,784	(10)	3,401	3,784	(10)
Asia	894	779	15	894	779	15
Total	22,347	22,300	-	18,555	25,213	(26)

1

2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits within average assets and average liabilities respectively where these were previously reported net.

2	Total income net of insurance claims based on counterparty location.
3

Adjusted income by geographic region excludes for the UK the impact of an own credit charge of £4,019m (2011: gain of £2,971m) and for Americas a gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m).

Barclays PLC	20

Appendix III – Balance Sheet and Capital

Consolidated Summary Balance Sheet (Unaudited)

Assets	As at 30.09.12 £m	As at 30.06.12 £m
Cash, balances at central banks and items in the course of collection	103,622	128,660
Trading portfolio assets	160,921	166,300
Financial assets designated at fair value	45,426	45,928
Derivative financial instruments	494,852	517,685
Available for sale financial investments	72,361	68,922
Loans and advances to banks	49,001	48,777
Loans and advances to customers	452,877	454,728
Reverse repurchase agreements and other similar secured lending	194,665	174,392
Other assets	25,413	25,873
Total assets	1,599,138	1,631,265

Liabilities
Deposits and items in the course of collection due to banks	91,445	96,138
Customer accounts	407,260	408,550
Repurchase agreements and other similar secured borrowing	238,649	245,833
Trading portfolio liabilities	58,090	51,747
Financial liabilities designated at fair value	88,125	94,855
Derivative financial instruments	487,528	507,351
Debt securities in issue	124,786	124,968
Subordinated liabilities	21,801	22,089
Other liabilities	17,746	16,044
Total liabilities	1,535,430	1,567,575

Shareholders’ Equity
Called up share capital and share premium	12,471	12,462
Other reserves	3,585	3,267
Retained earnings	38,239	38,476
Shareholders’ equity excluding non-controlling interests	54,295	54,205
Non-controlling interests	9,413	9,485
Total shareholders’ equity	63,708	63,690

Total liabilities and shareholders’ equity	1,599,138	1,631,265

Barclays PLC	21

Appendix III – Balance Sheet and Capital

Key Capital Ratios	As at 30.09.12	As at 30.06.12
Core tier 1	11.2%	10.9%
Tier 1	13.7%	13.3%
Total capital	16.9%	16.5%

Capital Resources	£m	£m
Shareholders’ equity (excluding non-controlling interests) per balance sheet:	54,295	54,205

Non-controlling interests per balance sheet	9,413	9,485
- Less: Other tier 1 capital - preference shares	(6,214)	(6,225)
- Less: Other tier 1 capital - Reserve Capital Instruments	-	-
- Less: Non-controlling tier 2 capital	(548)	(564)
Other regulatory adjustments	(242)	(171)

Regulatory adjustments and deductions:
Own credit cumulative charge/(gain) (net of tax)	323	(492)
Defined benefit pension adjustment	(2,297)	(2,260)
Unrealised (gains)/losses on available for sale debt securities	(433)	83
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(88)	(95)
Cash flow hedging reserve	(2,049)	(1,676)
Goodwill and intangible assets	(7,564)	(7,574)
50% excess of expected losses over impairment (net of tax)	(519)	(500)
50% of securitisation positions	(1,550)	(1,663)
Other regulatory adjustments	(20)	23
Core tier 1 capital	42,507	42,576

Other tier 1 capital:
Preference shares	6,214	6,225
Tier 1 notes[1]	512	521
Reserve Capital Instruments	2,875	2,874

Regulatory adjustments and deductions:
50% of material holdings	(243)	(285)
50% tax on excess of expected losses over impairment	111	100
Total tier 1 capital	51,976	52,011

Tier 2 capital:
Undated subordinated liabilities	1,647	1,648
Dated subordinated liabilities	11,872	12,488
Non-controlling tier 2 capital	548	564
Reserves arising on revaluation of property	22	21
Unrealised gains on available for sale equity	88	95
Collectively assessed impairment allowances	1,844	1,783

Tier 2 deductions:
50% of material holdings	(243)	(285)
50% excess of expected losses over impairment (gross of tax)	(630)	(601)
50% of securitisation positions	(1,550)	(1,663)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,199)	(1,209)
Other deductions from total capital	(475)	(565)
Total regulatory capital	63,900	64,287

1	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC	22

Appendix III – Balance Sheet and Capital

	Total Assets by Business		Risk Weighted Assets by Business
Assets and Risk Weighted Assets by Business	As at 30.09.12 £m	As at 30.06.12 £m	As at 30.09.12 £m	As at 30.06.12 £m
UK RBB	133,750	130,776	37,305	36,038
Europe RBB	47,201	48,109	16,055	16,563
Africa RBB	45,788	47,398	26,846	27,909
Barclaycard	36,103	34,596	33,573	33,149
Investment Bank	1,188,580	1,225,409	180,415	190,553
Corporate Banking	85,753	87,758	64,349	69,328
Wealth and Investment Management	22,418	22,205	14,095	13,998
Head Office and Other Functions	39,545	35,014	6,004	2,685
Total	1,599,138	1,631,265	378,642	390,223

Balance Sheet Leverage			As at 30.09.12 £m	As at 30.06.12 £m
Total assets per balance sheet[1]			1,599,138	1,631,265
Counterparty netting			(411,440)	(425,616)
Collateral on derivatives			(48,142)	(51,421)
Net settlement balances and cash collateral			(100,072)	(97,181)
Goodwill and intangible assets			(7,859)	(7,861)
Customer assets held under investment contracts[2]			(1,570)	(1,661)
Adjusted total tangible assets			1,030,055	1,047,525
Total qualifying Tier 1 capital			51,976	52,011
Adjusted gross leverage			20x	20x
Adjusted gross leverage (excluding liquidity pool)			17x	17x
Ratio of total assets to shareholders’ equity			25x	26x
Ratio of total assets to shareholders’ equity (excluding liquidity pool)			23x	23x

—	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

—	Adjusted gross leverage remained stable at 20x with qualifying Tier 1 capital remaining broadly flat and adjusted total tangible assets down 2%

—

During Q3 12, the ratio moved in a range from 20x to 21x (2012 year to date: 20x to 23x, Full Year 2011: 20x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

—

Adjusted total tangible assets include cash and balances at central banks of £100.9bn (30 June 2012: £126.1bn). Excluding these balances, the balance sheet leverage would be 18x (30 June 2012: 18x). Excluding the whole liquidity pool, leverage would be 17x (30 June 2012: 17x)

—

The ratio of total assets to total shareholders’ equity was 25x (30 June 2012: 26x) and during Q3 12 moved within a month end range of 25x to 26x (2012 Year to date: 25x to 28x, Full Year 2011: 24x to 28x), driven by fluctuations noted above and changes in gross interest rate derivatives and settlement balances

1	Includes Liquidity Pool of £160bn (30 June 2012: £170bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Barclays PLC	23

Appendix III – Balance Sheet and Capital

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.09.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk loans £m	CRLs % of Gross L&A £m	Loan Impairment Charges[1] £m	Loan Loss Rate bps
Total retail	241,655	4,854	236,801	9,206	3.8	1,490	82

Wholesale - customers	220,948	4,872	216,076	9,922	4.5	1,162	70
Wholesale - banks	49,039	38	49,001	-	-	(12)	(3)
Total wholesale	269,987	4,910	265,077	9,922	3.7	1,150	57

Loans and advances at amortised cost	511,642	9,764	501,878	19,128	3.7	2,640	69

Loans and advances held at fair value	23,013	na	23,013

Total loans and advances	534,655	9,764	524,891

As at 30.06.12
Total retail	240,903	5,021	235,882	9,545	4.0	978	82

Wholesale - customers	223,719	4,873	218,846	10,161	4.5	842	76
Wholesale - banks	48,829	52	48,777	35	0.1	2	1
Total wholesale	272,548	4,925	267,623	10,196	3.7	844	62

Loans and advances at amortised cost	513,451	9,946	503,505	19,741	3.8	1,822	71

Loans and advances held at fair value	24,256	na	24,256

Total loans and advances	537,707	9,946	527,761

Retail Loans and Advances at Amortised Cost

As at 30.09.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges[4] £m	Loan Loss Rates bps
UK RBB	124,673	1,352	123,321	2,629	2.1	167	18
Europe RBB[2]	40,970	693	40,277	1,856	4.5	233	76
Africa RBB	24,722	753	23,969	1,870	7.6	374	202
Barclaycard	32,162	1,826	30,336	2,262	7.0	694	288
Corporate Banking[3]	1,093	136	957	140	12.8	1	12
Wealth and Investment Management	18,035	94	17,941	449	2.5	21	16
Total	241,655	4,854	236,801	9,206	3.8	1,490	82

As at 30.06.12
UK RBB	122,284	1,403	120,881	2,713	2.2	100	16
Europe RBB[2]	42,198	721	41,477	1,833	4.3	157	75
Africa RBB	25,591	770	24,821	2,087	8.2	257	202
Barclaycard	31,908	1,890	30,018	2,321	7.3	446	281
Corporate Banking[3]	1,207	145	1,062	145	12.0	1	17
Wealth and Investment Management	17,715	92	17,623	446	2.5	17	19
Total	240,903	5,021	235,882	9,545	4.0	978	82

1	Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees.
2	Includes loans and advances to business customers.
3	Primarily comprises retail portfolios in India and UAE.
4	Loan impairment charge as at June 2012 is the charge incurred over the period of 6 months.

Barclays PLC	24

Appendix III – Balance Sheet and Capital

Wholesale Loans and Advances at Amortised Cost1

As at 30.09.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
UK RBB	2,909	63	2,846	236	8.1	31	142
Africa RBB	9,342	298	9,044	811	8.7	128	183
Barclaycard[2]	606	7	599	3	0.5	21	463
Investment Bank[3]	188,684	2,442	186,242	4,555	2.4	344	24
Corporate Banking	64,779	2,029	62,750	3,978	6.1	621	128
- UK	51,525	405	51,120	1,303	2.5	213	55
- Europe	8,390	1,525	6,865	2,523	30.1	406	646
- Rest of World	4,864	99	4,765	152	3.1	2	5
Wealth and Investment Management	2,383	53	2,330	320	13.4	4	22
Head Office and Other Functions	1,284	18	1,266	19	1.5	1	10
Total	269,987	4,910	265,077	9,922	3.7	1,150	57

As at 30.06.12
UK RBB	2,844	66	2,778	241	8.5	22	156
Africa RBB	9,952	278	9,674	839	8.4	64	129
Barclaycard[2]	589	7	582	5	0.8	14	478
Investment Bank[3]	188,414	2,494	185,920	4,631	2.5	324	35
Corporate Banking	67,034	2,010	65,024	4,117	6.1	417	125
- UK4	52,404	433	51,971	1,243	2.4	143	55
- Europe[4]	9,106	1,474	7,632	2,714	29.8	273	602
- Rest of World[4]	5,524	103	5,421	160	2.9	1	5
Wealth and Investment Management	2,441	52	2,389	329	13.5	2	16
Head Office and Other Functions	1,274	18	1,256	34	2.7	1	16
Total	272,548	4,925	267,623	10,196	3.7	844	62

1	Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 24.
2	Barclaycard wholesale loans and advances represent corporate credit and charge cards.
3

Investment Bank gross loans and advances include cash collateral and settlement balances of £117bn as at 30 September 2012 and £111bn as at 30 June 2012. Excluding these balances CRLs as a proportion of gross loans and advances was 6.35% (30 June 2012: 5.98% respectively).

4	Balances revised following a reallocation of £1,361m from UK to Europe (£390m) and Rest of World (£971m).

Barclays PLC	25

Appendix IV – Group Exposures to Selected Countries

Group Exposures to Selected Eurozone Countries

Direct credit and market risk exposures

—

The following table shows Barclays net exposure to those Eurozone countries monitored internally as being higher risk and the subject of particular management focus. Detailed analysis on these countries is on pages 28 to 33. The basis of preparation is consistent with that described in the H1 2012 Results Announcement. Net exposures are shown as they provide a relevant measure of counterparty credit risk

As at 30.09.12	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on- balance sheet exposure £m	Contingent liabilities and commitments £m	Total exposure £m
Spain	2,165	2,866	4,175	13,261	2,815	25,282	3,195	28,477
Italy	1,946	298	1,790	15,238	1,991	21,263	2,836	24,099
Portugal	627	67	2,190	3,436	1,752	8,072	2,623	10,695
Ireland	10	3,790	1,023	78	105	5,006	1,518	6,524
Cyprus	8	3	133	48	18	210	120	330
Greece	1	1	59	6	16	83	14	97

As at 30.06.12
Spain	2,207	1,082	5,117	13,645	2,988	25,039	3,244	28,283
Italy	2,551	270	2,500	15,447	2,134	22,902	2,616	25,518
Portugal	588	45	2,415	3,510	1,879	8,437	2,740	11,177
Ireland	211	4,222	1,109	91	105	5,738	1,570	7,308
Cyprus	8	6	130	51	6	201	122	323
Greece	1	1	59	8	19	88	20	108

Exposures to other Eurozone countries

—	Barclays has net exposures to other Eurozone countries as set out below. Individual countries that have an on-balance sheet exposure of less than £1bn are reported in aggregate under Other

As at 30.09.12	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on- balance sheet exposure £m	Contingent liabilities and commitments £m	Total exposure £m
France	3,544	6,072	3,584	2,518	204	15,922	7,497	23,419
Germany	280	4,841	2,832	24	1,645	9,622	6,406	16,028
Netherlands	2,599	5,039	2,012	15	66	9,731	1,837	11,568
Luxembourg	2	3,965	581	105	49	4,702	748	5,450
Belgium	2,618	13	377	9	2	3,019	1,558	4,577
Austria	1,437	279	194	5	-	1,915	97	2,012
Finland	1,122	149	45	2	-	1,318	451	1,769
Other	183	6	34	24	50	297	23	320

As at 30.06.12
France	3,867	4,350	3,432	2,612	267	14,528	6,949	21,477
Germany	1,170	5,377	2,985	26	1,605	11,163	6,457	17,620
Netherlands	2,513	4,646	1,857	16	23	9,055	1,918	10,973
Luxembourg	24	3,104	551	100	91	3,870	760	4,630
Belgium	2,670	88	303	10	4	3,075	1,660	4,735
Austria	675	300	178	5	1	1,159	182	1,341
Finland	586	133	50	3	-	772	431	1,203
Other	186	3	41	27	42	299	48	347

Barclays PLC	26

Appendix IV – Group Exposures to Selected Countries

Credit Derivatives Referencing Eurozone Sovereign Debt

—

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) primarily for risk management purposes for which the reference asset is government debt. These generally have the net effect of reducing the Group’s exposure in the event of sovereign default

As at 30.09.12	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
Fair value
- Bought	245	361	139	61	1	-
- Sold	(242)	(297)	(131)	(74)	(1)	-
Net derivative fair value	3	64	8	(13)	-	-
Contract notional amount
- Bought	(2,507)	(3,901)	(1,173)	(953)	(4)	-
- Sold	2,457	3,757	1,016	1,048	4	-
Net derivative notional amount	(50)	(144)	(157)	95	-	-
Net (protection)/exposure from credit derivatives in the event of sovereign default (notional less fair value)	(47)	(80)	(149)	82	-	-

—	The net derivative notional amount disclosed represents a reduction in exposures and should be considered alongside the direct exposures as disclosed in the following pages

—

In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 30 September 2012, the net liability in respect of these guarantees was £34m (30 June 2012: £45m)

Eurozone balance sheet funding mismatches

—

Redenomination risk is the risk of financial loss to the Group should one or more countries exit from the Euro, leading to the devaluation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and funding

—

Within Barclays, retail banking, corporate banking and wealth activities in the Eurozone are generally booked locally within each country. Locally booked external customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding mismatch between local external assets and liabilities is met through local funding secured against customer loans and advances, with any residual mismatch funded through the Group

—	Barclays continues to monitor and take mitigating actions to limit the potential impact of the Eurozone volatility on local balance sheet funding

—

During Q3 12, mitigating actions have been taken to reduce local net funding mismatches in particular through the attraction of corporate deposits in Spain and reducing corporate lending in Spain and Portugal. As a result the Group reduced the aggregate net local balance sheet funding mismatch from £2.5bn to £0.1bn in Spain and from £3.7bn to £3.3bn in Portugal

—	In Italy, net funding by the Group reduced from £11.9bn to £9.6bn during Q3 12. Collateral is available to support additional secured funding in Italy should the risk of redenomination increase

—

Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Barclays PLC	27

Appendix IV – Group Exposures to Selected Countries

Spain	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign	1,101	(849)	252	32	(32)	-	-	-	252	232
Financial institutions	2,195	(156)	2,039	7,936	(7,383)	(553)	-	155	2,194	367
Corporate	215	(209)	6	535	(208)	-	327	304	637	1,291

				Available for Sale Assets as at 30.09.12[1]						Total as at 30.06.12 £m
Fair Value through Equity				Cost £m		AFS Reserve £m		Total £m
Sovereign					1,954		(69)		1,885	1,926
Financial institutions					490		(12)		478	467
Corporate					6		-		6	5

										Total as at 30.06.12 £m
Held at Amortised Cost				Loans and Advances as at 30.09.12
					Gross £m		Impairment Allowances £m		Total £m
Sovereign					28		-		28	49
Financial institutions					208		(14)		194	248
Residential mortgages					13,355		(94)		13,261	13,645
Corporate					4,636		(1,104)		3,532	3,821
Other retail lending					2,945		(130)		2,815	2,988

Contingent Liabilities and Commitments
									Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign									-	162
Financial institutions									102	17
Residential mortgages									15	14
Corporate									1,953	2,027
Other retail lending									1,125	1,024

—	Sovereign

–	Largely AFS government bonds. No impairment and £69m (30 June 2012: £158m) loss held in AFS reserve

—	Financial institutions

–	£2,194m (30 June 2012: £367m) held at fair value through profit and loss, predominantly traded equity securities that are fully hedged by total return swaps with non-Spanish counterparties

–	£478m (30 June 2012: £467m) AFS assets with £12m (30 June 2012: £28m) loss held in AFS reserve

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTV of 63.8% (30 June 2012: 62.7%), which is reflected in the CRL coverage of 30% (30 June 2012: 26%)

–	90 day arrears rates have remained stable at 0.7% during Q3 12 while annualised loan loss rates have marginally increased to 45bps (30 June 2012: 43bps)

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	28

Appendix IV – Group Exposures to Selected Countries

—	Corporate

–

Net lending to corporates of £3,532m (30 June 2012: £3,821m) with CRLs of £1,870m (30 June 2012: £2,005m), impairment allowance of £1,104m (30 June 2012: £1,082m) and CRL coverage of 59% (30 June 2012: 54%)

–

Net lending to property and construction industry of £1,223m (30 June 2012: £1,556m) largely secured on real estate collateral, with CRLs of £1,475m (30 June 2012: £1,364m), impairment allowance of £852m (30 June 2012: £795m) and CRL coverage of 58% (30 June 2012: 58%)

–	Balances on early warning lists peaked in September 2009. Portfolio kept under close review and impairment recognised as appropriate

–	Corporate impairment in Spain was at its highest level in H1 10 when commercial property declines were reflected earlier in the cycle

–	£418m (30 June 2012: £368m) Investment Bank lending to multinational and large national corporates, which continues to perform

—	Other retail lending

–	£1,019m (30 June 2012: £1,045m) credit cards and unsecured loans. Arrears and charge off rates in credit cards and unsecured loans increased marginally in Q3 12

–	£1,447m (30 June 2012: £1,542m) lending to small and medium enterprises (SMEs), largely secured against commercial property

Barclays PLC	29

Appendix IV – Group Exposures to Selected Countries

Italy

	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign	2,313	(2,249)	64	1,383	(1,118)	-	265	2	331	598
Financial institutions	144	(113)	31	7,169	(5,444)	(1,725)	-	124	155	129
Corporate	288	(204)	84	648	(440)	(17)	191	224	499	415

										Total
Fair Value through Equity				Available for Sale Assets as at 30.09.12[1]						as at
					Cost £m	AFS Reserve £m		Total £m		30.06.12 £m
Sovereign					1,614		1		1,615	1,940
Financial institutions					127		2		129	127
Corporate					29		2		31	30

										Total
Held at Amortised Cost				Loans and Advances as at 30.09.12						as at
					Gross £m		Impairment Allowances £m		Total £m	30.06.12 £m
Sovereign					-		-		-	13
Financial institutions					14		-		14	14
Residential mortgages					15,338		(100)		15,238	15,447
Corporate					1,369		(109)		1,260	2,055
Other retail lending					2,133		(142)		1,991	2,134

									Total	Total
Contingent Liabilities and Commitments									as at	as at
									30.09.12 £m	30.06.12 £m
Financial institutions									102	13
Residential mortgages									55	60
Corporate									1,871	1,668
Other retail lending									808	875

—	Sovereign

–	Predominantly £1,615m (30 June 2012: £1,940m) AFS government bonds with no impairment or loss in the AFS reserve

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 46.3% (30 June 2012: 46.5%)

–	90 day arrears rates at 1.1% (30 June 2012: 1.0%) and annualised loan loss rates of 18bps (30 June 2012: 17bps) remained broadly stable

–	CRL coverage of 23% (30 June 2012: 23%)

—	Corporate

–	Net loans and advances of £1,260m (30 June 2012: £2,055m), which are focused on large corporate clients with very limited exposure to the property sector

–	Balances in early warning lists were broadly stable since December 2011

—	Other retail lending

–

£1,397m (30 June 2012: £1,503m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). During Q3 12, arrears rates have deteriorated while charge off rates have improved

–	£417m (30 June 2012: £432m) credit cards and other unsecured loans. During Q3 12, arrears rates have improved while charge off rates have deteriorated

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	30

Appendix IV – Group Exposures to Selected Countries

Portugal	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign	130	(117)	13	237	(237)	-	-	-	13	-
Financial institutions	22	(6)	16	284	(177)	(107)	-	-	16	12
Corporate	46	(8)	38	441	(209)	(5)	227	-	265	262

										Total as at 30.06.12 £m
Fair Value through Equity				Available for Sale Assets as at 30.09.12[1]
					Cost £m	AFS Reserve £m		Total £m
Sovereign					592		(15)		577	550
Financial institutions					2		-		2	2
Corporate					436		(1)		435	534

										Total
Held at Amortised Cost				Loans and Advances as at 30.09.12						as at
					Gross £m		Impairment Allowances £m		Total £m	30.06.12 £m
Sovereign					37		-		37	38
Financial institutions					49		-		49	31
Residential mortgages					3,461		(25)		3,436	3,510
Corporate					1,744		(254)		1,490	1,619
Other retail lending					1,944		(192)		1,752	1,879

Contingent Liabilities and Commitments									Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign									-	4
Financial institutions									1	8
Residential mortgages									29	39
Corporate									1,015	1,240
Other retail lending									1,578	1,449

—	Sovereign

–	Largely AFS government bonds. No impairment and £15m (30 June 2012: £56m) loss held in the AFS reserve

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 76.6% (30 June 2012: 73.1%)

–	90 day arrears rates remained broadly stable at 0.6% (Jun 12: 0.6%) while annualised loan loss rates improved to 62bps (30 June 2012: 76bps)

–	CRL coverage of 21% (30 June 2012: 21%)

—	Corporate

–	Net lending to corporates of £1,490m (30 June 2012: £1,619m), with CRLs of £442m (30 June 2012: £512m), impairment allowance of £254m (30 June 2012: £230m) and CRL coverage of 57% (30 June 2012: 45%)

–

Net lending to property and construction industry of £385m (30 June 2012: £306m) secured, in part, on real estate collateral, with CRLs of £258m (30 June 2012: £240m), impairment allowance of £120m (30 June 2012: £118m) and CRL coverage of 46% (30 June 2012: 49%)

—	Other retail lending

–	£963m (30 June 2012: £988m) credit cards and unsecured loans. During Q3 12, arrears rates in cards and unsecured portfolios have improved while charge off rates have marginally deteriorated

–	CRL coverage of 74% (30 June 2012: 65%) driven by credit cards and unsecured loans exposure

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	31

Appendix IV – Group Exposures to Selected Countries

Ireland

	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.09.12 £m	Total as at 30.06.12 £m
Sovereign	61	(61)	-	-	-	-	-	2	2	-
Financial institutions	977	(29)	948	4,805	(3,917)	(888)	-	491	1,439	1,795
Corporate	112	(50)	62	282	(70)	(117)	95	77	234	238

				Available for Sale Assets as at 30.09.12[1]						Total as at 30.06.12 £m
Fair Value through Equity					Cost £m		AFS Reserve £m		Total £m
Sovereign					8		-		8	211
Financial institutions					44		2		46	29
Corporate					3		-		3	3

				Loans and Advances as at 30.09.12
Held at Amortised Cost					Gross £m		Impairment Allowances £m		Total £m	Total as at 30.06.12 £m
Financial institutions					2,462		(157)		2,305	2,398
Residential mortgages					88		(10)		78	91
Corporate					795		(9)		786	868
Other retail lending					105		-		105	105

Contingent Liabilities and Commitments									Total as at 30.09.12 £m	Total as at 30.06.12 £m
Financial institutions									697	548
Corporate									810	1,013
Other retail lending									11	9

—	Sovereign

–

AFS exposure reduced to £8m (30 June 2012: £211m) due to the disposal of government bonds held for the purposes of interest rate hedging and liquidity, which have been replaced by bonds with alternative counterparties

—	Financial institutions

–	Exposure focused on financial institutions with investment grade credit ratings

–	Exposure to Irish banks amounted to £68m (30 June 2012: £82m)

–	£1.2bn (30 June 2012: £0.9bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

—	Corporate

–

£786m (30 June 2012: £868m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

–	The portfolio continues to perform and has not been impacted materially by the decline in the property sector

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	32

APPENDIX IV – Group Exposures to Selected Countries

Greece	Trading Portfolio			Derivatives				Designated at FV through P&L £m
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m		Total as at 30.09.12 £m	Total as at 30.06.12 £m

Sovereign	1	(1)	-	-	-	-	-	-	-	-
Financial institutions	1	-	1	1,227	(333)	(894)	-	-	1	1
Corporate	1	-	1	1	-	-	1	-	2	2

										Total as at 30.06.12 £m
Fair Value through Equity				Available for Sale Assets as at 30.09.12[1]
				Cost £m		AFS Reserve £m		Total £m

Sovereign					1		-		1	1

Held at Amortised Cost				Loans and Advances as at 30.09.12						Total as at 30.06.12 £m
					Gross £m		Impairment Allowances £m		Total £m
Residential mortgages					6		-		6	8
Corporate					57		-		57	57
Other retail lending					25		(9)		16	19

Contingent Liabilities and Commitments									Total as at 30.09.12 £m	Total as at 30.06.12 £m

Corporate									3	3
Other retail lending									11	17

Cyprus	Trading Portfolio			Derivatives				Designated at FV through P&L £m
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m		Total as at 30.09.12 £m	Total as at 30.06.12 £m

Sovereign	1	-	1	-	-	-	-	-	1	1
Financial institutions	3	-	3	94	(44)	(50)	-	-	3	6
Corporate	8	-	8	15	-	-	15	-	23	15

										Total as at 30.06.12
Held at Amortised Cost				Loans and Advances as at 30.09.12
					Gross £m	Impairment Allowances £m			Total £m	£m

Sovereign					7		-		7	7
Residential mortgages					48		-		48	51
Corporate					125		(15)		110	115
Other retail lending					18		-		18	6

Contingent Liabilities and Commitments									Total as at 30.09.12 £m	Total as at 30.06.12 £m

Residential mortgages									1	1
Corporate									87	101
Other retail lending									32	20

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	33

Appendix V – Credit Market Exposures

Barclays Credit Market Exposures1

							Nine Months Ended 30.09.12

US Residential Mortgages	As at 30.09.12 $m	As at 30.06.12 $m	As at 31.12.11 $m	As at 30.09.12 £m	As at 30.06.12 £m	As at 31.12.11 £m	Fair Value (Losses)/ Gains and Net Funding £m	Impairment (Charge)/ Release £m	Total (Losses)/ Gains £m
ABS CDO Super Senior	2,479	2,535	2,844	1,536	1,615	1,842	(24)	(129)	(153)
US sub-prime and Alt-A2	1,296	1,621	2,134	803	1,033	1,381	68	(12)	56

Commercial Mortgages
Commercial real estate loans and properties	4,553	6,655	8,228	2,821	4,240	5,329	78	-	78
Commercial Mortgage Backed Securities[2]	489	1,208	1,578	303	770	1,022	135	-	135
Monoline protection on CMBS	5	10	14	3	6	9	-	-	-

Other Credit Market
Leveraged Finance[3]	6,035	6,090	6,278	3,739	3,880	4,066	(42)	7	(35)
SIVs, SIV -Lites and CDPCs	-	-	9	-	-	6	(1)	-	(1)
Monoline protection on CLO and other	1,078	1,351	1,729	668	861	1,120	(30)	-	(30)
CLO and Other assets[2]	210	450	596	130	287	386	52	-	52

Total	16,145	19,920	23,410	10,003	12,692	15,161	236	(134)	102

—	Barclays credit market exposures arose before the market dislocation in mid-2007 and primarily relate to commercial real estate and leveraged finance

—

During 2012, credit market exposures decreased by £5,158m to £10,003m, reflecting net sales and paydowns and other movements of £4,796m, foreign exchange movements of £464m, offset by net fair value gains and impairment charges of £102m. Net sales, paydowns and other movements of £4,796m included:

–	£2,361m of commercial real estate loans and properties including sale of BauBeCon for £898m in August, 100% stake in Archstone for £857m ($1,338m) and sale of Calwest for £341m ($550m) in September

–	£817m commercial mortgage-backed securities

–	£582m US sub-prime and Alt-A

–	£366m monoline protection on CLO and other

–	£296m CLO and Other assets

–	£287m leveraged finance primarily relating to two counterparties

—

During Q3, credit market exposures decreased by £2,689m, reflecting net sales and paydowns and other movements of £2,575m, foreign exchange movements of £208m, offset by net fair value gains and impairment charges of £94m

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2

Collateral assets of £817m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £440m (31 December 2011: £965m), commercial mortgage-backed securities £247m (31 December 2011: £921m), CLO and Other assets £130m (31 December 2011: £386m).

3	Includes undrawn commitments of £183m (31 December 2011: £180m).

Barclays PLC	34

Appendix VI – Other Legal and Regulatory Matters

Other Legal and Regulatory Matters

—

Subsequent to reporting the investigations of the Financial Services Authority and Serious Fraud Office in July and August 2012 respectively, Barclays has been informed by the US Department of Justice (DOJ) and US Securities and Exchange Commission (SEC) that they are undertaking an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act. Barclays is investigating and fully co-operating with the DOJ and SEC

—

The United States Federal Energy Regulatory Commission (FERC) Office of Enforcement (FERC Staff) has been investigating Barclays power trading in the western US with respect to the period from late 2006 through 2008. On 25 October 2012, the FERC notified Barclays that it has authorised the issuance of a public Order to Show Cause and Notice of Proposed Penalties against Barclays in relation to this matter. The Order and Notice could be issued as early as today. Barclays intends to vigorously defend this matter

Barclays PLC	35

Appendix VII – Other Information

Other Information

Results Timetable[1]	Date
Ex-dividend date	7 November 2012
Dividend Record date	9 November 2012
Dividend Payment date	7 December 2012
2012 Full Year Results Announcement and 2013 Investor Seminar	12 February 2013
Q1 2013 Interim Management Statement	24 April 2013

	Nine Months	Nine Months

	Ended	Ended	Change

Exchange Rates[2]	30.09.12	30.09.11	30.09.11[3]
Period end - US$/£	1.61	1.56	(3%)

Average - US$/£	1.58	1.62	3%

Period end - €/£	1.25	1.16	(7%)

Average - €/£	1.23	1.15	(7%)

Period end - ZAR/£	13.33	12.58	(6%)

Average - ZAR/£	12.69	11.23	(12%)

Share Price Data	30.09.12	30.09.11
Barclays PLC (p)	214.85	161.35

Absa Group Limited (ZAR)	138.50	134.34

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3

The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed. The change in exchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.

Barclays PLC	36

Glossary

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

‘Adjusted cost: income ratio’ Operating expenses compared to total income net of insurance claims, adjusted to exclude the impact of own credit gain or loss, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted Income’ Total income net of insurance claims adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa and the Indian Ocean.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Average income per employee’ Total income net of insurance claims divided by the number of employees.

‘Bank’ Barclays Bank PLC.

‘Bank levy’ – a levy charged by the UK Government on the chargeable liabilities of a bank on a specified date – in Barclays case, 31 December.

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Barclays Corporate’ A business unit that provides global banking services across 10 countries grouped into three regionally based businesses: UK, Europe (Spain, Italy, Portugal, France and Ireland) and Rest of World (India, Pakistan, Russia and the UAE).

‘Basel 2’ The second of the Basel Accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords. It has been developed in response to the financial crisis of 2008 and sets new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Synthetic Obligation (CSO)’ A form of synthetic collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

‘Collectively assessed impairment allowances’ Impairment is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial Paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are loans backed by a package of commercial real estate.

‘Commodity products’ Exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Compensation: income ratio’ Total staff compensation costs compared to total income net of insurance claims.

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‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate income tax paid’ Tax paid during the period on taxable profits, including withholding tax deducted from income.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

‘CRD4’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union.

‘Credit derivatives’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit default swaps’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section—Credit Market Exposures.

‘Credit enhancements’ see ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see Loan Impairment) and impairment charges on available for sale asset and reverse repurchase agreements.

‘Credit market exposures (CME)’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See Credit Risk Loans above). Also known as the ‘CRL coverage ratio’.

‘Customer Assets’ Loans to customers including mortgages, credit cards personal loans and all other forms of lending.

‘Customer asset margin’ Interest earned on customer asset (excluding the impact of hedging) relative to the average internal funding rate, divided by average customer assets, expressed as a percentage.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer net interest income’ Net interest income generated from customer assets and customer liabilities.

‘Customer liability margin’ Interest payable on customer liabilities (excluding the impact of hedging) relative to the average internal funding rate, divided by average customer liabilities, expressed as a percentage

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Delinquency’ See ‘Arrears’.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe, including Russia.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

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‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Gross charge-off rates’ represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ An undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘High Net Worth’ Businesses within the Wealth segment that provide banking and other services to high net worth customers.

‘Home Loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Internal model method’ In the context of Risk Weighted Assets, Counterparty credit risk Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liability margin’ Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities, expressed as an annualised percentage.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Loan impairment’ Charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value ratio (LTV)’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Master netting agreements’ A contract that enables a bank to offset all credit and debit balances of the same customer or group of customers (or a range of designated accounts of the same customer) in the case of the customer’s default or bankruptcy, resulting in a reduced exposure.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Medium Term Notes (MTNs)’ Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer—an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

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Glossary

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income for Retail and Business Banking, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

‘(Net) investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Non-customer net interest income’ Net interest income not generated directly from customer assets and liabilities, principally comprising the impact of both the product structural hedge and equity structural hedge.

‘Non-customer margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-performance costs’ – costs other than performance costs.

‘Operational risk’ In the context of Risk Weighted Assets, a component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Over the counter derivatives (OTC)’ Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See CRL and PPL.

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims pending as at, and those after, 9 May 2011, following the Judicial Review proceedings.

‘PPI related operating costs’ Costs relating to the administration and management of Payment Protection Insurance redress claims.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ The amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ in the context of the fair value of financial instruments, private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Probability of default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge which functions to reduce the economic impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Repurchase agreement (repo)/reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ See Barclays Corporate.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Restructured loans’ Impaired and restructured loans’ comprises loans where, for economic or legal reasons related to the debtor’s financial

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Glossary

difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the period divided by average risk weighted assets for the period.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests, goodwill and intangible assets.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘SIV-Lites’ Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)/Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

-	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
-	Derivative transactions to provide investors in the SPE with a specified exposure.
-	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.
-	Direct investment in the notes issued by SPEs.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Subordination’ The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Sub-prime’ Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Tax paid’ All amounts paid to taxation authorities during the period in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are debt accounted. Under FSA rules, they qualify as other Tier 1 capital.

‘Tier 2 capital’ Includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date starting with the 31 December 2011 balance sheet.

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Glossary

‘UK Retail and Business Banking (UK RBB)’ Is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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